FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

HAPPYWATER® SALES UP 108%

Vancouver, Canada, July 10, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its first quarter of fiscal 2015, which ended May 31, 2015. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Sales of the Company’s Neurogenesis HappyWater® brand rose a remarkable 108%, over the same quarter last year.

During Q1 we incurred extraordinary costs related to the mandate of our investment banker and our annual general meeting. We are satisfied that we thoroughly reviewed, considered and then ultimately dismissed, each potential opportunity that presented itself. This process re-affirmed to us that, as we stated in our June 24, 2015 news release: there is no better opportunity out there than HappyWater® and no better investment than our own stock.

One-time costs related to our investment banking initiative and AGM contributed half the quarterly loss, accounting for the greatest percentage change in net income from Q1 last year. Additional costs arose from our new co-pack arrangement and need to cut production costs, which in part requires up-front investment.

Consequently, Q1 2015 net loss was $(411,000) or $(0.15) per share ($0.15 fully diluted) versus net income of $179,000 or $0.06 per share, basic and fully diluted, in the same quarter of fiscal 2014.

Q1 2015 net loss before stock based compensation (“SBC”) was $(411,000) or $(0.15) per share ($0.15 fully diluted) versus net income before SBC of $187,000 or $0.06 per share (0.06 fully diluted) in the same quarter of last year.

Q1 2015 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $(308,000) or $(0.11) per share ($(0.11) fully diluted), versus $431,000 or $0.14 per share ($0.13 fully diluted) during the same period last year.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q1 2015	Q1 2014
Net Income (Loss)	$(411,000)	$179,000
Add Back SBC	-	8,000
Net income (Loss) before SBC	$(411,000)	$187,000

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q1 2015	Q1 2014
Net Income (Loss)	$(0.15)	$0.06
Add Back SBC	-	-
Net income (Loss) before SBC - Basic	$(0.15)	$0.06

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2015	Q1 2014
Net Income (Loss)	$(411,000)	$179,000
Add Back:
Interest, net	(2,000)	(3,000)
Depreciation and amortization	170,000	177,000
Non-cash stock based compensation	-	8,000
Non-cash income tax expense	(65,000)	70,000
Total Add Backs	(103,000)	252,000
EBITDAS	$(308,000)	$431,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2015	Q1 2014
Net Income (Loss)	$(0.15)	$0.06
Add Back:
Interest, net	-	-
Depreciation and amortization	0.06	0.06
Non-cash stock based compensation	-	-
Non-cash income tax expense	(0.02)	0.02
Total Add Backs	0.04	0.08
EBITDAS	$(0.11)	$0.14

Gross profit margin for the quarter was 31.1%, down from 44.0% in the same quarter of last year.

Gross revenue for Q1 2015 was $3,183,000 versus $3,904,000 in the comparative period of last year. A decrease in revenue for co-packing services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $87,000 in Q1 2015, a decrease of $42,000 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages and co-packing services. SG&A expenses were $1,232,000 in Q1 of fiscal 2015, no change from the previous year.

As at May 31, 2015 the Company had cash on hand of approximately $1,031,000 and the Company had outstanding 2,896,786 common shares.

The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately USD$442,600 remaining authorized under it. The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #

(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2015	May 31, 2014

Gross Revenue	$3,182,785	$3,903,911
Less: Discount, rebates and slotting fees	(87,055)	(128,811)
Net Revenue	3,095,730	3,775,100

Cost of sales	2,132,710	2,113,656
Operations, selling, general & administration expenses	1,231,785	1,229,790
Depreciation of property, plant and equipment	170,469	176,592
Interest, net	(2,465)	(2,567)
Change in fair value of derivative liability (Note 6)	38,941	8,992
	3,571,440	3,526,463
Net income (loss) before taxes	(475,710)	248,637

Income tax expense	(64,939)	69,950

Net and comprehensive income (loss)	$(410,771)	$178,687

Earnings per share
Basic income (loss) per share	$(0.15)	$0.06
Weighted average number of shares outstanding – basic	2,896,886	2,912,960

Fully diluted income (loss) per share	$(0.15)	$0.06
Weighted average number of shares outstanding – diluted	3,103,164	3,205,936